Exhibit 99.(j)

Letterhead of KPMG LLP

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

MoneyMart Assets, Inc.:

We consent to the incorporation by reference, in this registration statement, of our report dated February 24, 2005, on the statement of assets and liabilities of the MoneyMart Assets, Inc., (hereafter referred to as the “Fund”), including the portfolio of investments as of December 31, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended. The financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Other Service Providers” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP
February 25, 2005